Tollefsen Business Law p.c.

5129 Evergreen Way, Suite D-20

Everett, Washington 98203

Telephone (425) 353-8883

st@tbuslaw.com

December 13, 2019

Transmitted by EDGAR Submission

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Scott Anderegg

Lilyanna Peyser

Re:	Direct Communication Solutions, Inc.

Offering Statement on Form 1-A

Filed October 11, 2019

File No. 024-11095

Dear Mr. Anderegg and Ms. Peyser:

On behalf of our client, Direct Communication Solutions, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated November 4, 2019, with respect to the offering statement on Form 1-A filed on October 11, 2019 (“Offering Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Offering Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

Set forth below are the Staff’s comments followed by the Company’s responses.  The numbered responses in this letter correspond to the numbering in the comment letter. In the responses below, page number references are to Amendment No. 1.

Offering Statement of Form 1-A filed October 11, 2019

Risks Related to the Company, page 32

1.	We note that the Amended and Restated Certificate of Incorporation to be effective upon closing of the offering includes an exclusive forum for certain litigation, including any "derivative action." Please describe this provision in your Offering Statement and discuss the risks to investors associated with this provision (including, but not limited to, increased costs to bring a claim and the fact that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable). Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act; in this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the offering statement and the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

We have added a risk factor to page 34 in which we discuss the risks to investors and have clarified that the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder. We have also added similar disclosure to the “Securities Being Offered” section on page 108 under “Choice of Forum.”

Mr. Scott Anderegg

December 13, 2019

For greater clarity, the Company will submit a proposal at the next meeting of shareholders to approve an amendment to Article 11 of its certificate of incorporation to add the following:

Except for (i) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, and (ii) actions in which a federal court has assumed exclusive jurisdiction of a proceeding, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Corporation’s Certificate of Incorporation or Bylaws, or (d) or any action asserting a claim governed by the internal affairs doctrine; unless the Corporation consents in writing to an alternative forum for any such proceedings upon the approval of the Board of Directors of the Corporation. Notwithstanding the foregoing, nothing in this Article 11 shall preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, or the respective rules and regulations promulgated thereunder, or otherwise limit the rights of any stockholder (including a beneficial owner) to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall, and shall be deemed to, have notice of and to have consented to the provisions of this Article 11.

Exhibit 11.1, page 58

2.	Please file a consent from your independent accountants in accordance with Part III - Exhibits, Item 17.11, to Form 1-A.

Response:

We will file the consent of the independent accountants as an exhibit to Amendment No. 2 as soon as practicable. The consent references the date of the audit report which has been delayed in accordance with Canadian practice. See response to Comment #3.

Mr. Scott Anderegg

December 13, 2019

Report of Independent Registered Accounting Firm, page F-2

3.	Please include here and on page CDN-F-1 a signed and dated audit report in accordance with Part F/S, (b)(2), of Form 1-A and Rule 2-02(a)(1) and (2) of Regulation S-X.

Response:

The Company is currently in the process of finalizing its Prospectus in Canada. We have been informed that in Canada, on a Preliminary Prospectus, it is customary not to have a signed audit report until all regulatory comments have been cleared, the board approves the financials for publication, and a review of subsequent events is completed. An advice letter gets issued to the various securities commissions that the audit is complete pending these noted items. This advice letter has now been issued by the auditors. The securities commissions in Canada have now cleared the Preliminary Prospectus. Since the Prospectus in Canada is still in the process of being finalized, the auditors have not yet provided a final audit report for the Form 1-A.

This practice is not workable in joint jurisdiction filings since it would not permit the Offering Statement to become qualified at the same time as the receipt of the final Canadian Prospectus, which is the Company’s objective. However, we have been informed that once we are able to clear the first of the Staff’s comments (item #1 above), the auditors will be able to sign the audit report as well as provide their consent.

In response to the Staff’s general comments, we would like to clarify that no FINRA members are participating in the offering, that the Company is not making offers or sales in any U.S. States, and there will be no state registrations or qualifications. These circumstances have been discussed with the Staff.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Offering Statement, irrespective of any review, comments, action or absence of action by the Staff.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen

Enclosures